3-3-02



02017393

# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**


RECEIVED
06 2002
143

## FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 3, 2002

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant's name into English)

PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

Weizmann Science Park
P.O. Box 266
Rehovot 76100
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X______ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ____ No ____X

Attached hereto as Exhibit 1, and incorporated by reference herein, is the press release, dated February 27, 2002 of Nova Measuring Instruments Ltd. (the "Registrant"), relating to the Fourth Quarter and Year-End Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.

February 27, 2002



Giora Dishon, President
and Chief Executive Officer

**Company Contact:**
Dr. Giora Dishon, President & CEO
Nova Measuring Instruments Ltd.
Tel: 972-8-938-7505
E-mail: info@nova.co.il
http://www.nova.co.il

**Investor Relations Contacts:**
Adam J. Rosen / Madelene Glomsten
KCSA Public Relations Worldwide
Tel: 212-896-1220 / 212-896-1258
E-mail: arosen@kcsa.com / mglomsten@kcsa.com
http://www.kcsa.com

## Company Press Release

# Nova Measuring Instruments Announces 2001 Fourth Quarter and Year-End Results

**Rehovoth, Israel, - February 27, 2002** - Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reported results for the fourth quarter and year ended December 31, 2001.

### Year 2001 Annual Results

Total revenues for the year 2001 were $21.2 million, representing a 56% sequential decrease from 2000. Service revenues for the year 2001 were $6.4 million, representing 30% of revenues.

The Company reported a gross profit of $4.7 million (22% of revenues) in 2001, compared with gross profit of $25 million (52% of revenues) in 2000 and $12.9 million (47% of revenues) in 1999.

Net loss for the year was $(16.9) million, or $(1.16) per share, compared with net income of $2.8 million, or $0.19 per share, in 2000 and a net loss of $(5.0) million, or $(0.49) per share, in 1999. Year 2001 financial results include stock-based compensation expenses of approximately $1.8 million. Excluding these expenses, the net loss for the year was $(15.1) million, or $(1.04) per share.

Research and development expenses relating to the development of a number of new integrated process control systems for CMP, copper CMP, Photolithography and Etch, were $13.3 million (63% of revenues), as compared to $13.9 million (29% of revenues) in 2000, and $8.6 million (31% of revenues) in 1999.

This high level of R&D expenditures reflects the Company's continuing focused efforts to introduce several new integrated process control systems and engineering systems for different semiconductor processes despite the current slowdown.

Sales & marketing expenses were $6.9 million (32% of revenues), as compared to $8.0 million (17% of revenues) in 2000 and $4.3 million (16% of revenues) in 1999. These expenses represent efforts to continue the penetration to Asia-Pacific, including China, and efforts to strengthen the collaboration with leading process equipment manufacturers.

**4Q01 Results**

Total revenues for the fourth quarter of 2001 were $3.6 million, representing a 13% sequential increase over revenues of $3.2 million for the third quarter of 2001, and a 77% decrease over revenues of $15.8 reported for the fourth quarter of 2000.

The Company reported gross profit of $0.6 million (17% of revenues) in the fourth quarter of 2001, compared with gross profit of $0.7 milion (23% of revenues) for the third quarter of 2001, and $8.0 million (51% of sales) for the fourth quarter of 2000.

Net loss for the quarter was $(3.3) million, or $(0.23) per share, compared with a net loss of $(3.5) million, or $(0.24) per share, in the third quarter of 2001, and net income of $1.6 million, or $0.10 per share, in the fourth quarter of 2000. Fourth quarter 2001 results include stock-based compensation expenses of $0.2 million. Excluding those expenses, net loss was $(3.1) million, or $(.21) per share.

Research and development expenses were $2.4 million (67% of revenues), compared to $2.7 million (84% of revenues) in the third quarter of 2001, and $3.7 million (24% of total revenues) in the fourth quarter of 2000.

Sales and marketing expenses were $1.4 million, or 37% of revenues, compared to $1.5 million (47% of revenues) in the third quarter of 2001, and $2.7 million (17% of revenues) in the fourth quarter of 2000.

Dr. Giora Dishon, President & CEO of Nova commented, "The most significant events in the year 2001 included: maintaining our market share lead; penetration to China; increased cooperation and joint development with the leading process equipment manufacturers; Alpha and

Beta testing of the new Copper CMP and Lithography Integrated systems; sales of the 300mm CMP system; joint sales with PRI of engineering systems; and the development of the Optical CD system."

Dr. Dishon added, "The year 2001 was a year of reduced revenues across the entire semiconductor equipment industry. Nonetheless, we continued to manage our business, always with an eye towards the future growth of the Company. While we instituted several major cost-cutting controls and adjusted our operation model accordingly in order to address the fast change in the business environment, we were careful to maintain the core activities of the company in R&D and sales.

"Looking forward, according to Dataquest's most recent (Jan. 2002) research, the Integrated Process Control (IPC) market, which we created and dominate, is expected to grow much faster than most other market segments. We do not expect the general market conditions to change before the end of this year. However, we want to assure our valued shareholders that the Company will continue its focused research, development and marketing efforts to bring to the industry the new products, which will enable the Company to leverage both from the industry upside when it arrives and from the IPC market's ancitipated growth."

**About Nova**

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company's website is www.nova.co.il.

*This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading ``Risk Factors" in Nova's Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.*

(Tables to Follow)

## NOVA MEASURING INSTRUMENTS LTD.
## CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share and per share data)

| | Year ended December 31, | | |
|---|---|---|---|
| | **2001** | **2000** | **1999** |
| Revenues from products sale | 14,735 | 41,931 | 25,874 |
| Revenues from services | 6,436 | 6,532 | 1,707 |
| **REVENUES** | 21,171 | 48,463 | 27,581 |
| Cost of products sale | 9,175 | 17,558 | 11,196 |
| Cost of services | 7,295 | 5,920 | 3,472 |
| **COST OF REVENUES** | 16,470 | 23,478 | 14,668 |
| **GROSS PROFIT** | 4,701 | 24,985 | 12,913 |
| **OPERATING COSTS AND EXPENSES** | | | |
| Research & Development expenses, net | 13,253 | 13,878 | 8,569 |
| Sales & Marketing expenses | 6,852 | 7,998 | 4,280 |
| General & Administration expenses | 3,032 | 3,186 | 1,458 |
| Other Operating Expenses | 1,025 | - | 4,000 |
| | 24,162 | 25,062 | 18,307 |
| **OPERATING LOSS** | (19,461) | (77) | (5,394) |
| **FINANCING INCOME, NET** | 2,587 | 2,858 | 509 |
| **OTHER EXPENSES** | - | - | (150) |
| **NET INCOME (LOSS)** | (16,874) | 2,781 | (5,035) |
| **Earnings (Loss) per share** | (1.16) | 0.19 | (0.49) |

**Comments:**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| 1. Employee stock-based compensation (SBC) expenses | 1,777 | 2,361 | 1,355 |
| 2. Shares for calculation of earnings (loss) per share: | | | |
| Basic | 14,578 | 13,580 | 10,332 |
| Diluted | 15,200 | 14,691 | 11,984 |
| 3. The adjusted results excluding employee SBC expenses: | | | |
| Gross Profit | 4,915 | 25,263 | 13,076 |
| Operating Expenses | 21,574 | 22,978 | 13,115 |
| Net Income (Loss) | (15,097) | 5,143 | (3,680) |
| Earnings (Loss) per share | (1.04) | 0.35 | (0.36) |

# NOVA MEASURING INSTRUMENTS LTD.
# INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share data)

| | Three months ended | |
|---|---|---|
| | December 31, 2 0 0 1 | September 30, 2 0 0 1 |
| | (unaudited) | |
| **REVENUES** | 3,617 | 3,205 |
| **COST OF REVENUES** | 3,041 | 2,480 |
| **GROSS PROFIT** | 576 | 725 |
| **OPERATING COSTS AND EXPENSES** | | |
| Research & Development expenses, net | 2,436 | 2,662 |
| Sales & Marketing expenses | 1,352 | 1,502 |
| General & Administration expenses | 428 | 567 |
| | 4,216 | 4,731 |
| **OPERATING LOSS** | (3,640) | (4,006) |
| **FINANCING INCOME, NET** | 330 | 500 |
| **NET LOSS** | (3,310) | (3,506) |
| **Loss per share** | (0.23) | (0.24) |

**Comments:**

| | | |
|---|---|---|
| 1. Employee Stock-based Compensation expenses | 174 | 496 |
| 2. Shares for calculation of earnings per share: | | |
| Basic | 14,627 | 14,622 |
| Diluted | 15,224 | 15,126 |
| 3. The adjusted results excluding Employee Stock-based Compensation expenses: | | |
| Gross Profit | 597 | 785 |
| Operating Expenses | 4,063 | 4,293 |
| Net Loss | (3,136) | (3,008) |
| Loss per share | (0.21) | (0.21) |

## NOVA MEASURING INSTRUMENTS LTD.
## INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except share and per share data)

| | Three months ended December 31, 2001 (unaudited) | Three months ended December 31, 2000 (unaudited) |
|---|---|---|
| **REVENUES** | 3,617 | 15,758 |
| **COST OF REVENUES** | 3,041 | 7,712 |
| **GROSS PROFIT** | 576 | 8,046 |
| **OPERATING COSTS AND EXPENSES** | | |
| Research & Development expenses, net | 2,436 | 3,721 |
| Sales & Marketing expenses | 1,352 | 2,657 |
| General & Administration expenses | 428 | 1,029 |
| | 4,216 | 7,407 |
| **OPERATING PROFIT (LOSS)** | (3,640) | 639 |
| **FINANCING INCOME, NET** | 330 | 980 |
| **NET INCOME (LOSS)** | (3,310) | 1,619 |
| **Profit (Loss) per share** | (0.23) | 0.10 |

**Comments:**

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| 1. Employee Stock Based Compensation expenses | 174 | 636 |
| 2. Shares for calculation of earnings per share | | |
| Basic | 14,627 | 14,411 |
| Diluted | 15,224 | 15,500 |
| 3. The adjusted results excluding Employee Stock Based Compensation expenses: | | |
| Gross Profit | 597 | 8,122 |
| Operating Expenses | 4,063 | 6,847 |
| Net Income (Loss) | (3,136) | 2,255 |
| Earnings (Loss) per share | (0.21) | 0.15 |

# NOVA MEASURING INSTRUMENTS LTD.
## CONSOLIDATED BALANCE SHEET
(dollars in thousands)

| | As of December 31, 2001 | As of December 31, 2000 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 34,468 | 11,449 |
| Short-term interest-bearing deposits | - | 44,410 |
| Marketable securities available for sale | 6,984 | - |
| Securities held to maturity | 7,214 | - |
| Trade accounts receivable | 1,673 | 15,934 |
| Inventories | 4,313 | 5,089 |
| Other current assets | 1,389 | 1,941 |
| | 56,041 | 78,823 |
| **SEVERANCE PAY FUNDS** | 1,545 | 1,228 |
| **FINISHED GOODS USED IN OPERATIONS** | - | 59 |
| **FIXED ASSETS, NET** | 1,978 | 1,715 |
| | 59,564 | 81,825 |
| **CURRENT LIABILITIES** | | |
| Trade accounts payable | 2,687 | 8,051 |
| Other current liabilities | 7,825 | 9,502 |
| | 10,512 | 17,553 |
| **LIABILITY FOR EMPLOYEE TERMINATION BENEFITS** | 2,046 | 1,653 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital | 46 | 46 |
| Additional paid in capital | 72,774 | 73,219 |
| Deferred stock-based compensation | (2,073) | (4,303) |
| Accumulated other comprehensive loss | (524) | - |
| Accumulated deficit | (23,217) | (6,343) |
| | 47,006 | 62,619 |
| | 59,564 | 81,825 |

###